

Mail Stop 3561

February 29, 2016

Via E-mail
Xiongsheng Yang
Chairman of the Special Committee
Mecox Lane Limited
Room 302, Qilai Building,
No. 889, Yishan Road
Shanghai 200233
People's Republic of China

   Re: Mecox Lane Limited
           Amendment No. 2 to Schedule 13E-3
           Filed February 23, 2016 by Mecox Lane Limited, et al.
           File No. 005-85977

Dear Mr. Yang:

     We have reviewed your amended filing and have the following comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2016 letter.

Revised Proxy Statement

Background to the Merger, page 26

1.   We note your revised disclosure in response to comments 1 and 4. Please revise "Background of the Merger" and "Reasons for the Merger and Recommendation of the Special Committee and the Board" to disclose the extent to which pricing negotiations involved, and the board considered, the company's apparent improvement in financial performance. In this regard, we note the 15.4% increase in net revenues and net income of $1.1 million compared to a net loss of $0.2 million in the third quarter of 2014.

Reasons for the Merger and Recommendation…, page 31

2.   We note the revisions made in response to comment 2 in our letter dated February 17, 2016. Revise your disclosure to explain why you do not "believe the inclusion of these director and officer shareholders in the Houlihan Lokey opinion affects [the Special Committee's] ability to rely on the Houlihan Lokey opinion as one of the factors based on which [it] determines that the Merger is fair to the Unaffiliated Security Holders."

<u>Certain Financial Projections, page 40</u>

3.   We note the revisions made in response to comment 3 in our letter dated February 17, 2016. While you have deleted the only non-GAAP line item in the projections, your disclosure prior to the tabular presentation continues to indicate that the projections were not prepared with the view toward compliance with GAAP. Please advise or revise.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Peter X. Huang, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP